Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: August 8, 2025

SUMMARY KEYWORDS

financial performance, operational progress, strategic objectives, digital revenues, user growth, digital services, fair value pricing, revenue breakdown, financial services, entertainment, ride hailing, Super apps, revenue outlook, value creation, shareholder growth

SPEAKERS

Speaker 1

We have a fantastic first half for the year, financially, operationally and in terms of the progress we have done with regard to our strategic objectives. If I look to the second quarter, 5.9% growth in US dollar terms, over 13% growth in Abda just speaks to the health of our business. I am particularly happy to see that our direct digital revenues has grown 57% in US dollar terms, year on year, and now our direct digital revenues constitute 16.5% of our revenues. Operationally. We have more than 100 20 million digital users across different platforms. We continue to improve the relevance to our customers, and I’m very happy that almost one out of three people utilizing our digital services uses us, not because our telecom customers, because they choose the best world class digital service they can in the countries that we serve at we focus practically on making sure that we prioritize large population countries, underserved communities, where we can actually apply fair value pricing and make sure that we get a bigger share of the wallet of consumers. This quarter, our direct digital service revenues reached 100 and $80 million and this is the first quarter. We are providing even more granularity where those revenues come from. Financial Services generates more than half of it, but I’m very happy to see that we have solid business areas on entertainment. We have solid business areas coming from ride hailing, businesses with dual clone acquisition and also from Super apps and markets. So all these revenues gives us a rich portfolio of brands in every single country with all these things, we are actually revising our outlook for the year. We see the like for like trends. We see the growth momentum we have, and now we are confident that for 2025 our top line will be growing 13 to 15% and our EBITA will be growing 14 to 16% year on year, and hopefully this year will be another year where we will be able to demonstrate very good value creation for our shareholders. You.

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